Exhibit 99.3

FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Exeter Resource Corporation (the “Company” or “Exeter”)

1660 – 999 West Hastings Street

Vancouver, BC V6C 2W2

Item 2	Date of Material Change

March 28, 2017

Item 3	News Release

On March 28, 2017, a press release was disseminated to the Toronto Stock Exchange (“TSX”) and through various other approved public media and filed on SEDAR with the securities commissions of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and New Brunswick.

Item 4	Summary of Material Change

The Company announced that it has entered into a definitive agreement (the "Agreement") with Goldcorp Inc. (NYSE: GG) (TSX: G) ("Goldcorp"), whereby Goldcorp will acquire all of the outstanding common shares of Exeter (the “Exeter Shares”) under a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) for consideration of 0.12 of a Goldcorp common share (a “Goldcorp Share”) for each one Exeter Share, which represents a value equivalent to C$2.58 per Exeter Share, based on the closing price of the Goldcorp Shares on the TSX on March 27, 2017, the day immediately prior to the announcement of the Arrangement, and total consideration of C$247 million.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced that it has entered into an Agreement with Goldcorp, whereby Goldcorp will acquire all of the outstanding Exeter Shares under an Arrangement for consideration of 0.12 of a Goldcorp Share for each one Exeter Share (the “Share Ratio”), which represents a value equivalent to C$2.58 per Exeter Share, based on the closing price of Goldcorp Shares on the TSX on March 27, 2017, the day immediately prior to the announcement of the Arrangement, and total consideration of C$247 million.

Exeter's Board of Directors has unanimously approved the Arrangement and recommends that Exeter shareholders vote in favour of the Arrangement. All of the directors and officers of Exeter, who own or control approximately 8.4% of the certain Exeter Shares, have entered into support agreements (the “Support Agreements”) with Goldcorp pursuant to which they have agreed, among other things, to support the Arrangement and vote Exeter Shares held by them or over which they exercise control or direction in favour of the Arrangement.

Scotia Capital Inc. (“ScotiaBank”) and Paradigm Capital Inc. (“Paradigm”), have provided opinions to the Exeter Board of Directors and the special committee of independent directors of Exeter, respectively, that as of the date of such opinions and subject to the assumptions, limitations, and qualifications stated in such opinions, the Share Ratio is fair, from a financial point of view, to the Exeter shareholders (other than Goldcorp and its affiliates).

Closing of the Arrangement is subject to various conditions, which are standard for a transaction of this nature, including receipt of all Exeter shareholder, court and regulatory approval. Pursuant to the Arrangement, Exeter is subject to customary non-solicitation covenants. In the event a superior proposal is made to Exeter, Goldcorp has the right to match such proposal. Under certain circumstances where the Arrangement is not completed, Exeter has agreed to pay a termination fee of C$8.65 million to Goldcorp.

Full details of the Agreement and Arrangement will be set out in Exeter's information circular (“Circular”) that it will prepare in respect of the meeting of Exeter shareholders to approve the Arrangement, to be held on May 25, 2017. Exeter intends to mail the Circular by April 24, 2017. The Arrangement is expected to close no later than June 30, 2017.

Copies of the Agreement, Support Agreements, Circular, when available, and certain related documents will be filed with securities regulators and will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

5.2	Disclosure of Restructuring Transaction

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Wendell Zerb, President and CEO

Tel: 604.688.9592

Item 9	Date of Report

April 3, 2017

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